UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                          Chartwell International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   1613 99 209
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                                 (CUSIP Number)

                             Janice A. Jones, Ph.D.
                            333 South Allison Parkway
                                    Suite 100
                               Lakewood, CO 80226
                                 (303) 804-0100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 3, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13B to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  1613 99 209


1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Janice A. Jones, Ph.D.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]


3.   SEC Use Only


4.   Source of Funds (See Instructions) PF


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6.   Citizenship of Place of Organization USA


Number of         7.   Sole Voting Power            16,574,059
Shares Bene-
ficially          8.   Shared Voting Power                   0
Owned by Each
Reporting         9.   Sole Dispositive Power       16,574,059
Person With
                  10.  Shared Dispositive Power              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person 16,574,059


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13.  Percent of Class Represented by Amount in Row (11) 68.65%


14.  Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

     The class of securities to which this statement relates is Common Stock of Chartwell International, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226.

Item 2. Identity and Background

     This statement is filed by Janice A. Jones, Ph.D., a United States citizen (the "Reporting Person"), whose business address is 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226. The Reporting Person is the President of the Issuer.

     During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction making her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the securities by converting shares of the Company's Series A and Series B Convertible Preferred Stock previously owned by her.

Item 4. Purpose of Transaction

     The Reporting Person acquired the shares for investment purposes. Except as indicated in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As of above date, the Reporting Person beneficially owns, directly and/or indirectly, 16,574,059 shares of the Issuer's Common Stock. The Reporting Person's holdings constitute, in the aggregate, approximately 68.65% of the Issuer's Common Stock, based upon its most recent filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Person holds the power to vote or to direct the vote and to dispose of or to direct the disposition of all shares beneficially owned by her.

     (c) To the knowledge of the Reporting Person, no transactions in the class of securities reported on were effected during the last 60 days by the Reporting Person.

     (d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock which are the subject of this Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7. Materials to Be Filed as Exhibits

     None.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 18, 2005
                                              --------------------------
                                              Date

                                              /s/ Janice A. Jones, Ph.D.
                                              --------------------------
                                              Signature

                                              Janice A. Jones, Ph.D.
                                              --------------------------
                                              Name/Title